Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Trustees
Guilford Pharmaceuticals, Inc. 401(K) Plan:
We consent to the incorporation by reference in the Registration Statement (No. 333-103970) on Form S-8 of MGI PHARMA, INC., of our report dated July 13, 2006, with respect to the statements of net assets available for benefits of Guilford Pharmaceuticals, Inc. 401(K) Plan as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the supplemental schedules as of and for the year ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Guilford Pharmaceuticals, Inc. 401(K) Plan.
/s/ KPMG LLP
Minneapolis, Minnesota
July 13, 2006